SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2010
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

Results of the 28th Annual General Meeting of Shareholders

1. Approval of Financial Statements

(Unit: KRW Million, except for earnings per share)

The 28th Fiscal Year (Fiscal Year ended December 31, 2009)

- Total Assets	24,342,475	- Revenues	15,906,174
- Total liabilities	13,944,221	- Operating income	611,550
- Capital stock	1,564,499	- Net income	516,533
- Total Stockholders’ Equity	10,398,254	* Basic earnings per share (KRW)	2,353
* Audit Opinion		Unqualified

2. Approval of Dividends

Regular cash dividend per share (KRW)	2,000
Total cash dividends (KRW)	486,392,936,000
Dividend ratio to market value	4.90%

3. Status of Directors (as of the date of appointment)

A. Approval of Appointment of Directors

- Two (2) executive directors (Sang Hoon Lee, Hyun Myung Pyo)

- Three (3) non-executive independent directors (Chan Jin Lee, Jong Hwan Song, Hae Bang Chung)

(including one (1) non-executive independent director who will serve as member of the Audit Committee - Hae Bang Chung)

B. Number of Outside Directors Following Appointment	Total number of directors	11
	Number of outside directors	8
	Percentage of outside directors (%)	72.70%
C. Number of Auditors Following Appointment	Standing auditors	—
	Non-standing auditor	—

D. Number of Members of Audit Committee Following Appointment	Number of members of Audit Committee who are outside directors	4
	Number of members of Audit Committee who are not outside directors	0

4. Details of Other Resolutions	Agenda Item No. 1. Approval of Financial Statements: approved as originally proposed

	Agenda Item No. 2. Amendment of Articles of Incorporation: approved as originally proposed

	Agenda Item No. 3. Election of Directors: approved as originally proposed

	Agenda Item No. 4. Election of member of Audit Committee : approved as originally proposed

	Agenda Item No. 5. Approval of Limit on Remuneration of Directors : approved as originally proposed

	Agenda Item No. 6. Amendment of Executives’ Severance Pay Regulations : approved as originally proposed

5. Date of Annual General Meeting of Shareholders	March 12, 2010

Details Relating to Elected Directors

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality

Sang Hoon Lee	January 24, 1955	1 year	Reelected

Executive Vice President, Research & Development Group, KT

Vice President, Telecommunication Networks Laboratory, KT

Managing Director, Network Architecture Research Division, Telecommunication Networks Laboratory, KT

					Head of Enterprise Customer Group (CIC President)	Ph.D. in electrical engineering from University of Pennsylvania, U.S.A.	Korea

Hyun Myung Pyo	October 21, 1958	1 year	Reelected	Head of Corporate Center, KT Head of WiBro Business Group, KT Head of Marketing Group, KTF	Head of Personal Customer Group (CIC President)	Ph.D. in electrical engineering from Korea University	Korea

Details Relating to Elected Independent and Outside Director:

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality

Chan Jin Lee	October 25, 1965	3 years	Newly-elected	Outside Director, Dacom Co, Ltd Founder and President of Hangul and Computer, Inc	President of DreamWiz, Inc	Bachelor’s degree in mechanical engineering from Seoul National University	Korea

Jong Hwan Song	September 5, 1944	3 years	Newly-elected	Visiting Professor, Department of Political Science at Chungbuk National University Minister, Embassy of the Republic of Korea in Washington D.C.	Visiting Professor, Myungji University	Ph. D in Department of Political Science, Graduate School at Hanyang University	Korea

Hae Bang Chung	September 1, 1950	3 years	Newly-elected	Vice Minister of Planning and Budget Deputy Minister, Ministry of Planning and Budget Passed Higher Civil servant Examination	Professor, Law School, Konkuk University	M.A in Economics, Vanderbilt University, U.S.A.	Korea

Details Relating to Election of Audit Committee Member:

Name	Date of Birth	Term	Whether Newly Elected	Whether Independent and Non-Executive Director	Prior Work Experience	Current Position	Education	Nationality

Jeong Suk Koh	May 22, 1957	1 year	Reelected	Non-Executive Independent Director Nominating Committee	Consultant, McKinsey & Co. Teaching Assistant, Sloan School of Management Massachusetts Institute of Technology	President, Ilshin Investment Co., Ltd.	Ph. D, Management, Sloan School of Management, MIT	Korea

Hae Bang Chung	September 1, 1950	3 years	Newly-elected	Non-Executive Independent Director Nominating Committee	Vice Minister of Planning and Budget Deputy Minister, Ministry of Planning and Budget Passed Higher Civil servant Examination	Professor, Law School, Konkuk University	M.A in Economics, Vanderbilt University, U.S.A.	Korea